August 23, 2006
Via EDGAR and Electronic Mail
Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canada Southern Petroleum Ltd.
Schedule 14D-9
File No. 005-80168
Dear Ms. Murphy:
     I write on behalf of Canada Southern Petroleum Ltd. (“Canada Southern”) to express Canada Southern’s ongoing concerns about the failure of Canadian Superior Energy Inc. (“CanSup”) to comply fully with the United States tender offer rules and regulations in connection with its ongoing effort to acquire control of Canada Southern.
     As you know, CanSup finally amended its offer on August 8, 2006 to (i) extend the duration of the offer to 3:00 p.m. (Mountain Daylight Time) on September 7, 2006 and (ii) amend the consideration offered to include, at the election of each shareholder, (A) Cdn. $2.50 cash, 2 Canadian Superior Shares and 1 Special Exchangeable Share per common share of Canada Southern (the “Participating Consideration”) or (B) Cdn. $2.50 cash and 2.75 Canadian Superior Shares per common share of Canada Southern (the “Original Consideration”). This action was taken thirteen days after CanSup had issued a press release publicly announcing its intention to do so and stating its unsubstantiated belief that the Participating Consideration had an estimated value of approximately Cdn. $17.10 per Canada Southern share (US $14.97). Although it was not disclosed in the original press release, the formal Notice of Variation and Extension that was ultimately filed with the SEC and mailed to shareholders on August 8 revealed that the availability of the Participating Consideration was conditioned upon no other offeror taking up and paying for 50.1% or more of the outstanding common shares of Canada Southern prior to the expiry time of the CanSup offer.

Celeste M. Murphy, Esq.
August 23, 2006

     On August 19, 2006, Canadian Oil Sands Trust announced that its wholly owned subsidiaries, Canadian Oil Sands Limited and 1212707 Alberta Ltd. (together with Canadian Oil Sands Trust, “Canadian Oil Sands”), have taken up the 9.8 million common shares of Canada Southern that were validly deposited under the Canadian Oil Sands offer as of 12:00 midnight (Pacific Daylight Time) on Friday, August 18, 2006, the time and date of the expiration of the initial offering period under the Canadian Oil Sands offer. Such shares represent approximately 65 percent of the outstanding common shares of Canada Southern.
     This means that the Participating Consideration referenced in the CanSup tender offer materials is no longer available and that shareholders who tender into the CanSup offer are only entitled to receive the Original Consideration, the value of which – by Canadian Superior’s own estimate – is approximately Cdn. $8.05, or 47%, less than the purported value of the Participating Consideration, as of the close of the public securities markets yesterday.
     Canada Southern believes that this information is extremely material and should be disclosed immediately by CanSup to Canada Southern’s shareholders in the same manner that CanSup touted its unsubstantiated estimate of the purported value of the Participating Consideration. We acknowledge that, last evening, CanSup filed a terse, single paragraph amendment to its Schedule TO disclosing that, in light of Canadian Oil Sands August 19 announcement, CanSup “will not pay the Participating Consideration to shareholders of Canada Southern who have elected to receive the Participating Consideration.” We respectfully suggest that this is not enough.
     After unabashedly touting the unsubstantiated purported value of the Participating Consideration in several press releases and referencing it throughout the amended tender offer materials that were mailed directly to shareholders – and devising a Letter of Transmittal to include a default mechanism pursuant to which shareholders will be deemed to have elected to receive the Original Consideration if the conditions precedent to the payment of the Participating Consideration are not met – Canada Southern believes that CanSup should be required to announce the failure of the conditions precedent and the inability to pay the Participating Consideration in a manner that is likely to be seen and understood by shareholders.
     To do otherwise would permit CanSup to profit from the confusion and uncertainty that CanSup’s amended, extremely complicated offer has created. In this regard, we note that CanSup stands to make approximately $4.95, or 61%, on each share tendered to it, assuming Canadian Oil Sands proceeds with a subsequent compulsory transaction providing the same consideration currently being offered by Canadian Oil Sands in the subsequent offering period of its tender offer.
     In short, Canada Southern believes that the potential availability of, and the unsubstantiated purported valuations ascribed to, the Participating Consideration created

Celeste M. Murphy, Esq.
August 23, 2006

a tremendous amount of confusion and uncertainty in the marketplace. Now that the Participating Consideration is no longer available, Canada Southern believes that CanSup should be required to set the record straight and clearly apprise shareholders, in a press release and a mailing, that their only remaining choice, if they are to tender at all, is to tender their shares to Canadian Oil Sands in exchange for US $13.10 in cash or to CanSup in exchange for a package of cash and securities having a current value of approximately US $8.15, as of the close of the public securities markets yesterday.
     As you know, Canada Southern believes that CanSup has repeatedly and intentionally violated the SEC’s tender offer rules during the pendency of the ongoing battle for control of Canada Southern. Now that Canadian Oil Sands has emerged victorious, CanSup should not be permitted to recoup a substantial portion of its costs by allowing shareholders to tender their shares to CanSup without clearly informing them in no uncertain terms about the financial consequences of their actions.
     In its August 19 press release, Canadian Oil Sands announced the commencement of a subsequent offering period, which is scheduled to expire on September 6, 2006. The August 19 press release and the terms and conditions of the subsequent offering period are set forth in Amendment No. 5 to Canadian Oil Sands’ Tender Offer Statement on Schedule TO, dated August 22, 2006. As noted above, the CanSup offer is currently scheduled to expire on September 7, 2006. In light of the practical reality that most shareholders who have yet to tender will be required to make a final decision whether, and to whom, to tender their shares prior to the start of the upcoming Labor Day weekend, Canada Southern strongly believes that CanSup should be required to publicly announce, in a press release and a mailing, that the Participating Consideration is no longer available, together with a clear statement as to the current value of the Original Consideration, by the end of this week.

Sincerely,
/s/ Richard S. Smith, Jr.
Richard S. Smith, Jr.

cc:	Richard McGinity
John McDonald
Pat Finnerty
Timothy L. Largay
Jeffrey Bagner
Edward B. Whittemore